

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 4, 2006

Mr. Michael Jordan Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, NY 10016

      Re: Fresh Harvest Products, Inc.
              Form 8-K/A filed December 1, 2006

Dear Mr. Friedman:

We have reviewed your amended filing in response to our comment letter dated November 24, 2006.

As previously requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3344 if you have any questions.

                    Sincerely,

                    William H. Thompson
                    Branch Chief